FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	Devonshire Resources Ltd.

Fiscal year end date used
to calculate capitalization:	June 30, 2008

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding at the end of the
	issuer’s most recent fiscal year end		6,188,768(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the
	Rule)		$0.45(ii)

	Market value of class or series		(i) x (ii) =	$2,784,946(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the
	United States of America at the end of the fiscal year)			N/A (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
	(Provide details of how value was determined)			N/A (C)

(Repeat for each class or series of securities)
N/A (D)
Capitalization
	(Add market value of all classes and series of securities)		(A) + (B) +
			(C) + (D) =	$2,784,946

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the
	capitalization calculated above)			$600

New reporting issuer's reduced participation fee (if applicable)
(See section 2.6 of the Rule)

Participation Fee	X	Number of entire months remaining
in the issuer’s fiscal year =
	12			N/A

Late Fee, if applicable
	(As determined under section 2.5 of the Rule)			N/A